# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: One World Trade Center, Floor 86, New York, New York (NY), 10007
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0002108166
Persons authorized to receive notices and communications: Richard Tyler Morse, One World Trade Center, Floor 86, New York, New York (NY), 10007, 212-277-5602

## Reporting persons
- Morse Richard Tyler (CIK 0002108166): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,111,111; sole dispositive power 0; shared dispositive power 11,111,111; aggregate amount beneficially owned 11,111,111 (6% of the class)
- M4 Soho House Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,111,112; sole dispositive power 0; shared dispositive power 6,111,112; aggregate amount beneficially owned 6,111,112 (3.3% of the class)
- MCR Soho House Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,222,222; sole dispositive power 0; shared dispositive power 2,222,222; aggregate amount beneficially owned 2,222,222 (1.2% of the class)
- DR Soho House Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,777,777; shared voting power 2,777,777; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,777,777 (1.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: One World Trade Center, Floor 86, New York, New York (NY), 10007
Comment: This statement (the "Current Filing") on Schedule 13D is being filed by Richard Tyler Morse, M4 Soho House Holdings LP ("M4"), MCR Soho House Holdings LLC ("MCR Soho"), and DR Soho House Holdings LLC ("DR Soho") (together, the "Reporting Persons") with respect to the Class A Common Stock, $0.01 par value per share (the "Common Stock"), of Soho House & Co Inc. (the "Issuer"). The Reporting Persons are jointly filing this Current Filing pursuant to the Joint Filing Agreement attached hereto as Exhibit 99.6.

## Item 2. Identity and Background
Name of person filing:
Pursuant to Rule 13d-1(k)(1), the Current Filing is being filed jointly by the following persons:

Richard Tyler Morse
M4 Soho House Holdings LP
MCR Soho House Holdings LLC
DR Soho House Holdings LLC
Residence or business address:
The principal business address of each of Mr. Morse, M4 and MCR Soho is One World Trade Center, Floor 86, New York, NY 10007.

The principal business address of DR Soho is 6628 Mower Place, San Diego, CA 92130.
Present principal occupation or employment:
MCR Soho is principally engaged in investing in securities for the benefit of Richard Tyler Morse or a member of his immediate family.

DR Soho is principally engaged in investing in securities.

M4 is principally engaged in investing in securities.

Mr. Morse, a U.S. citizen principally engaged in investing and managing businesses, is the sole owner of an entity that is both the non-member manager of DR Soho and the sole member of MCR Soho House Holdings LLC and is a controlling person over the fund that serves as the sole limited partner of M4.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship:
M4 is a Delaware limited partnership.
MCR Soho is a Delaware limited liability company.
DR Soho is a Delaware limited liability company.
Mr. Morse is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 29, 2026, Soho House & Co Inc. sold 5,555,555 shares of Class A Common Stock to M4 for consideration of $50,000,000.00, 2,777,778 shares of Class A Common Stock to DR Soho House Holdings LLC and 2,777,777 shares of Class A Common Stock to MCR Soho House Holdings LLC, each in exchange for consideration of $25,000,000, each amount of consideration paid in cash.

M4's consideration was sourced pursuant to calling a capital commitment in the amount committed. Both MCR Soho and DR Soho's consideration was sourced from equity from investors.

Such purchase was pursuant to Equity Commitment Letters between Soho House & Co Inc. and each party, pursuant to which each party obtains its respective amount of Class A Common Stock and certain rights related thereto in exchange for the agreed consideration, which such letters were fully performed as of the closing of the transaction on January 29, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 15, 2025 M4 entered into an Equity Commitment Letter, and on January 13, 2026, DR Soho and MCR Soho likewise entered into Equity Commitment Letters with Soho House & Co. Inc. in connection with that certain Agreement and Plan of Merger, dated as of August 15, 2025 ("Merger Agreement") by and among EH MergerSub, Inc., Soho House & Co Inc., and EH Parent LLC, pursuant to which EH MergerSub, Inc. agreed to merge with and into Soho House & Co Inc. (the "Merger"), with Soho House & Co Inc. surviving the merger, terminating the registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") and delisting the Common Stock from all securities exchanges. Additionally, on January 29, 2026 and in connection with the Merger, each of M4, DR Soho and MCR Soho, along with a number of other investors, entered into a Voting Agreement with Soho House & Co Inc., pursuant to which various rights and obligations are set forth regarding the governance of Soho House & Co Inc. The Voting Agreement governs the voting rights of each class of shares of the Issuer over governance issues, the composition of the board of directors and process for elections, and outlines various preemptive rights granted to each party to the agreement. The Voting Agreement applies to each party for so long as they remain a shareholder of the Issuer, or until the dissolution of the Issuer.

Following the transaction, Mr. Morse has been appointed as a director on Soho House & Co Inc.'s Board of Directors, a position granted pursuant to the new board composition outlined in the Voting Agreement.

Additionally following the transaction, Soho House & Co Inc. has filed to terminate the registration of the Common Stock under Section 12 of the Exchange Act.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 on the cover pages of this Schedule 13D is incorporated herein by reference. The parties to the Voting Agreement collectively own 100% of outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 on the cover pages of this Schedule 13D is incorporated herein by reference. The parties to the Voting Agreement collectively own 100% of outstanding shares.
Transactions in the class effected during the past sixty days: Mr. Morse redeemed 10,000 shares of Class A Common Stock of the Issuer previously held in his capacity as an individual in connection with the broader transaction on January 29, 2026, for a price of $9.00 per share.
Other persons with the right to receive dividends or sale proceeds: Other than Richard Tyler Morse or members of his immediate family, in respect of Common Stock held by MCR Soho, and the limited partners of each of M4 Soho and DR Soho in respect of Common Stock respectively held by M4 Soho and DR Soho, no person is entitled to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock disclosed herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On January 29, 2026, the M4, MCR Soho and DR Soho entered into a Voting Agreement with respect to the Class A Common Stock disclosed herein as beneficially owned by Mr. Morse, as described in the foregoing Item 4. The description of the Voting Agreement contained herein is qualified by reference to the complete text of that agreement, as disclosed as Exhibit 99.2 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement made as of January 30, 2026 by Richard Tyler Morse, M4 Soho House Holdings LP, MCR Soho House Holdings LLC and DR Soho House Holdings LLC.

99.2 - Voting Agreement, dated as of January 29, 2026 of Soho House & Co Inc.

## Signatures
- Morse Richard Tyler: /s/ Richard Tyler Morse, Richard Tyler Morse (02/02/2026)
- M4 Soho House Holdings LP: /s/ Richard Tyler Morse, Richard Tyler Morse, Authorized Signatory of M4 Soho House Holdings LP (02/02/2026)
- MCR Soho House Holdings LLC: /s/ Richard Tyler Morse, Richard Tyler Morse, Authorized Signatory of MCR Soho House Holdings LLC (02/02/2026)
- DR Soho House Holdings LLC: /s/ Richard Tyler Morse, Richard Tyler Morse, Authorized Signatory of DR Soho House Holdings LLC (02/02/2026)